Stuart M. Falber

+1 617 526 6663 (t)

+1 617 526 5000 (f)

stuart.falber@wilmerhale.com

October 20, 2017

By Electronic Submission

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention:	Christine Westbrook
Joseph McCann
Lisa Vanjoske
Mark Brunhofer

Re:	Apellis Pharmaceuticals, Inc.
Draft Registration Statement on Form S-1
Submitted October 4, 2017
CIK No. 0001492422

Ladies and Gentlemen:

On behalf of Apellis Pharmaceuticals, Inc. (the “Company”), we are responding to the comments contained in the letter dated October 18, 2017 (the “Letter”) from the Office of Healthcare & Insurance in the Division of Corporation Finance of the Securities and Exchange Commission (the “Staff”) to Cedric Francois, the Company’s President and Chief Executive Officer, relating to the Amendment No. 1 to the Confidential Draft Registration Statement on Form S-1 referenced above (the “Draft Registration Statement”). In response to the Staff’s comments, the Company has revised the disclosure in the Draft Registration Statement and is filing an amendment to the Registration Statement on Form S-1 (the “Registration Statement”) with this response letter.

The responses set forth below are based upon information provided to Wilmer Cutler Pickering Hale and Dorr LLP by representatives of the Company. For convenience, the responses are keyed to the numbering of the comments and the headings used in the Letter. Page numbers referred to in the responses reference page numbers in the Registration Statement.

Securities and Exchange Commission

Division of Corporation Finance

October 20, 2017

Draft Registration Statement on Form S-1 submitted October 4, 2017

Prospectus Summary

Our Programs

Geographic Atrophy, page 2

1.	To place your disclosure in appropriate context, please amend your disclosure to report that subjects who experienced wet AMD in the study eye were discontinued from treatment with APL-2.

Response:	In response to the Staff’s comment, the Company has revised the disclosure on page 2 of the Registration Statement.

Paroxysmal Nocturnal Hemoglobinuria, page 4

2.	We note your response to comment 5. Please amend your disclosure to indicate that your ability to proceed to a Phase 3 trial for PNH is your belief and indicate the basis for such belief.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 4 of the Registration Statement.

Management’s Discussion and Analysis

Stock-Based Compensation, page 69

3.	With regard to your response to comment 8:

•

tell us how the news you announced on June 23, 2016 related to positive results from a Phase I clinical trial was considered in the September 16, 2016 valuation and revise the disclosure accordingly. Presumably the positive results would increase the fair value of the common stock from February 8, 2016 to September 16, 2016,

•	explain why you used lower valuations of peer biotechnology companies at September 16, 2016 when the stock indices of biotechnology companies appear to have increased during this time period, and

•	provide us a summary of your computation resulting in $1.76 fair value per share and $1.14 fair value per share which shows the changes in assumptions made.

Response:	The clinical results reported on by the Company on June 23, 2016 related to Phase 1 safety studies conducted in healthy volunteers. While the

Securities and Exchange Commission

Division of Corporation Finance

October 20, 2017

Company viewed these results as positive and the results enabled the Company to move forward into Phase 1b studies in patients, the results were not viewed as being meaningful in terms of market valuation or with respect to potential interest from investors or strategic partners because these studies did not demonstrate the efficacy of APL-2. They simply confirmed the Company’s expectation that APL-2 could be safely administered.

The Company acknowledges that the NASDAQ Biotechnology Index (“NBI”) and other biotechnology stock indices increased from February 5, 2016 to September 16, 2016, but respectfully notes that the indices relate to biotechnology companies more generally and not the similarly situated companies that the Company considered in its valuations. Specifically, in its February 2016 and September 2016 valuations, the Company considered the valuations of similarly situated companies that had recently conducted initial public offerings and M&A transactions. It was the value of these companies and not the broader indices that was relevant to the Company’s analysis. In addition, the Company considered market conditions for such transactions and made assumptions as to its exit value based on its view of such market conditions. For instance, in February 2016, the Company expected that the market was at a low point and that biotechnology stocks were undervalued and that as a result, stock prices would increase considerably, which justified a higher expected value for its common stock. In September 2016, the Company believed that the stock prices had stabilized at a lower level.

The February 2016 valuation was based on a hybrid of the probability-weighted expected return method (“PWERM”) and option pricing method (“OPM”), using two scenarios: (i) a 60% probability of an IPO with an exit value of $190 million after one year, at a 35% discount rate; and (ii) a 40% probability of a non-IPO equity value of $184.5 million at two years, back-solved through an OPM model using 68% volatility and a 1.1% risk free rate. The valuation did not include a discount for lack of marketability. This calculation resulted in an estimated fair value of the common stock of $1.76 per share.

The September 2016 valuation was based on the same hybrid PWERM/OPM model, using three scenarios: (i) a 40% probability of an IPO with an exit value of $160 million (net of cash for operations raised by a future financing) after 18 months, with a 15% discount for lack of marketability; (ii) a 45% probability of a non-IPO equity value of $175

Securities and Exchange Commission

Division of Corporation Finance

October 20, 2017

million (net of cash for operations raised by future financings) after two years, back-solved through an OPM model at a 68% volatility rate and a 0.74% risk free rate, with a 25% discount for lack of marketability; and (iii) at 15% probability, a sale at below the aggregate liquidation preferences of the preferred stock, which would result in a zero valuation to the common stock. The Company included the third scenario to reflect the possibility that safety, dosing or efficacy concerns in its ongoing trials of APL-2 could result in the discontinuation of further development of APL-2 and a significantly lower enterprise valuation. This calculation resulted in an estimated fair value of the common stock of $1.14 per share.

Note 11. Share-based Compensation, page F-19

4.	With regard to your response to comment 16, it appears many of the companies you used to estimate the volatility of your common stock are not similar to you in that they have significant product or collaboration revenue, much greater expenditures on research and development and product candidates that are much further developed than you. We believe that it is not necessary to identify many companies that are similar to you in order to estimate volatility used in determining share-based compensation. Accordingly, we believe you should revise your determination of similar companies used to estimate volatility and revise your financial statements as necessary or tell us why no revision is necessary. Tell us the similar companies you will use in future financial statements (including 2017) to estimate volatility. Tell us your consideration of using the same companies used in the third-party valuations of your common stock.

Response:	The Company respectively submits to the Staff that it does not believe that a revision is necessary. After a review of the companies used to estimate the volatility of its common stock for which five-year volatility data was available, the Company acknowledges that some of the companies used had significant product or collaboration revenue, greater expenditures on research and development and product candidates that were further developed than APL-2, but that the Company included them because the Company believed that they reflected the business model and range of disease indications the Company was pursuing at the time of the valuation.

The Company submits, however, that removing Alexion (36%) and Allergan (29%), which were the two companies that had significant product revenue and relying only on the remaining companies, Alnylam (57%), Achillion (84%), Repligen (54%) and Vivus (58%) would not materially impact the volatility used by the Company or the calculation of share-based compensation. The Company notes that each of these four

Securities and Exchange Commission

Division of Corporation Finance

October 20, 2017

companies has a diverse developmental platform that addresses a range of disease indications, and that Achillion, Repligen and Vivus all have a smaller market capitalization than the other companies used to estimate volatility. At the time, the Company viewed its two programs in ophthalmology and hematology as potentially diversifying enterprise risk and thereby decreasing volatility.

The mean of this set of four similar companies is 63% and the median is 55.5%. Calculating the Black-Scholes option value using the mean or the median of this smaller set results in option values of $0.62 and $0.56, respectively, which the Company does not believe to be materially different from the value of $0.53 that it originally calculated for those option values.

While Company cannot confirm the companies that it intends to use to estimate volatility with respect to future financial statements, including for the year ending December 31, 2017, the Company agrees that it will not include companies that have significantly greater product or collaboration revenue, significantly greater research and development expenditures and significantly more advanced product candidates compared to the Company at such time.

Finally, the Company notes that it has not considered using the same companies used in the third-party valuations of its common stock to estimate volatility because those valuations were based on recent IPO and M&A transactions of similarly situated companies, that the IPO companies do not have a sufficient history of volatility data to permit the Company to meaningfully estimate volatility and that most of the similarly situated companies in the M&A context are private companies.

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Securities and Exchange Commission

Division of Corporation Finance

October 20, 2017

If you have any further questions or comments, or if you require any additional information, please contact the undersigned by telephone at (617) 526-6663 or facsimile at (617) 526-5000. Thank you for your assistance.

Very truly yours,

/s/ Stuart M. Falber
Stuart M. Falber

Enclosures

cc:	Cedric Francois, Apellis Pharmaceuticals, Inc.

David Watson, Apellis Pharmaceuticals, Inc.